UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2) ☒

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

91-1821036
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Robert P. Pavlovic
U.S. Bank Trust Company, National Association
225 W. Station Square Drive, Suite 380
Pittsburgh, PA 15219
(412) 552-2140
(Name, address and telephone number of agent for service)

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Exact name of obligor as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

Delaware	25-1615902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 Isabella Street Pittsburgh, Pennsylvania	15212
(Address of Principal Executive Offices)	(Zip Code)

Debt Securities
 (Title of the indenture securities)

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified in its Charter and Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices*	State or Other Jurisdiction Of Incorporation	I.R.S. Employer Identification Number	Primary Standard Industrial Classification Code
GE Transportation, a Wabtec Company	Delaware	83-0543909	3743
RFPC Holding Corp.	Delaware	51-0345158	3743
Transportation IP Holdings, LLC	Delaware	06-1554217	3743
Transportation Systems Services Operations Inc.	Nevada	06-1105824	3743
Wabtec Components LLC	Delaware	36-2704499	3743
Wabtec Holding, LLC	Delaware	23-2870660	3743
Wabtec Railway Electronics Holdings, LLC	Delaware	N/A	3743
Wabtec Transportation Systems, LLC	Delaware	N/A	3743

*
The address, including zip code, and telephone number, including area code, of each additional registrant is c/o David L. DeNinno, Esq., Executive Vice President, General Counsel and Secretary, Westinghouse Air Brake Technologies Corporation, 30 Isabella Street, Pittsburgh, Pennsylvania 15212, telephone number (412) 825-1000.  The name, address, including zip code, and telephone number, including area code, of the agent for service for each additional registrant is David L. DeNinno, Esq., Executive Vice President, General Counsel and Secretary, Westinghouse Air Brake Technologies Corporation, 30 Isabella Street, Pittsburgh, Pennsylvania 15212, telephone number (412) 825-1000.

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
400 7th Street SW
Washington, D.C. 20219

b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15
No responses are included for Items 3-15 because, to the best of the Trustee's knowledge, neither the obligor nor any guarantor is in default under any Indenture for which the Trustee acts as Trustee and the Trustee is not a foreign trustee as provided under Item 15.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee, attached as Exhibit 1.

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, attached as Exhibit 2.

4.	A copy of the existing bylaws of the Trustee, attached as Exhibit 4.

5.	Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2023, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not applicable.

9.	Not applicable.

SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Pittsburgh, Commonwealth of Pennsylvania on the 26th of February, 2024.

By:	/s/ Robert P. Pavlovic
Robert P. Pavlovic
Vice President